                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C.  20549




                                   FORM  11-K

                            ________________________


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the Fiscal Year Ended December 31, 1993


                         Commission File Number 0-20252


               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

       (Full title of the Plan)

               DELAWARE                                       41-1718075
     (State or other jurisdiction                          (I.R.S. Employer
           of incorporation)                              Identification No.)


                           CONTROL DATA SYSTEMS, INC.
                           4201 LEXINGTON AVENUE NORTH
                        ARDEN HILLS, MINNESOTA 55126-6198


                    (Name and address of principal executive
                   office of the issuer of the securities held
                              pursuant to the Plan)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and
the Retirement Committee
Control Data Systems, Inc.:


We have audited the accompanying statements of net assets of plan participants of the Control Data Systems, Inc. Personal Investment Plan (the "Plan") as of December 31, 1993 and 1992 and the related statements of changes in net assets of plan participants for the year ended December 31, 1993 and the five months ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on theses financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of plan participants of the Plan as of December 31, 1993 and 1992, and the changes in net assets of plan participants for the year ended December 31, 1993 and the five months ended December 31, 1992, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming and opinion on the basic financial statements taken as a whole. Schedules 1 and 2 are presented the purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Minneapolis, Minnesota
June 25, 1994

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                    PAGE NUMBER
                                                                    -----------

Financial Statements:

   Statement of Net Assets of Plan Participants -
     December 31, 1993                                                   1

   Statement of Net Assets of Plan Participants -
     December 31, 1992                                                   2

   Statement of Changes in Net Assets of Plan Participants -
     Year Ended Decemeber 31, 1993                                       3

   Statement of Changes in Net Assets of Plan Participants -
     Five Months Ended December 31, 1992                                 4

   Notes to Financial Statements for December 31, 1993 and 1992          5


Supplemental Schedules:

   Schedule 1 - Schedule of Assets Held for Investment Purposes -
                  December 31, 1993                                     10

   Schedule 2 - Schedule of Reportable Transactions-Series of
                  Transactions in the Same Security
                  Which Exceed 5% of Plan Assets -
                  Year Ended December 31, 1993                          11


Signature                                                               12


Exhibit 24 - Consent of Independent Auditors                            13

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                  Statement of Net Assets of Plan Participants
                                December 31, 1993
                             (Dollars in thousands)


                                 Control Data
                                   Systems    Ceridian             Money     Fixed
                                    Stock      Stock     Equity    Market    Income   Balanced    Loan
                                     Fund       Fund      Fund      Fund      Fund      Fund      Fund      Total
                                   --------   -------   -------   -------   -------   --------  -------   ---------
Assets:
  Investments
     Control Data Systems
       Common Stock                $    485   $    --   $    --   $    --   $    --   $    --   $    --   $     485


     Ceridian Corporation
       Common Stock                      --     1,082        --        --        --        --        --       1,082


     T. Rowe Price
       New Horizons Fund                 --        --     5,899        --         --       --        --       5,899


     T. Rowe Price
       International Stock Fund          --        --     1,668        --        --        --        --       1,668


     T. Rowe Price
       Capital Appreciation Fund        --         --       685        --        --        --        --         685


     T. Rowe Price
       Prime Reserve Fund               --         --        --     6,321        --        --        --       6,321


     T. Rowe Price
       New Income Fund                  --         --        --        --     4,911        --        --       4,911


     T. Rowe Price
       Equity Income Fund               --         --        --        --        --    11,252        --      11,252


     T. Rowe Price
       Balanced Fund                    --         --        --        --        --       540        --         540

     Contribution Receivable
       from Participants                --         --        --        21        --        --        --          21

     Loans Receivable
       from Participants                --         --        --        --        --        --     1,454       1,454
                                   -------    -------   -------   -------   -------   --------  -------   ---------

  Net Assets of Plan
       Participants                $   485    $ 1,082   $ 8,252   $ 6,342   $ 4,911   $ 11,792  $ 1,454   $  34,318
                                   -------    -------   -------   -------   -------   --------  -------   ---------
                                   -------    -------   -------   -------   -------   --------  -------   ---------




See accompanying notes to financial statements.

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                  Statement of Net Assets of Plan Participants
                                December 31, 1992
                             (Dollars in thousands)


                                 Control Data
                                   Systems    Ceridian            Money     Fixed
                                    Stock      Stock    Equity    Market    Income    Balanced   Loan
                                     Fund       Fund     Fund      Fund      Fund       Fund     Fund       Total
                                   -------    -------   -------   -------   -------   -------   -------   ---------
Assets:
  Investments
     Control Data Systems
       Common Stock                $    312   $    --   $    --   $    --   $    --   $    --   $    --   $     312


     Ceridian Corporation
       Common Stock                      --     1,201        --        --        --        --        --       1,201


     T. Rowe Price
       New Horizons Fund                 --        --      4,837       --         --       --        --       4,837


     T. Rowe Price
       International Stock Fund          --        --        323       --        --        --        --         323


     T. Rowe Price
       Capital Appreciation Fund        --         --        219       --        --        --        --         219


     T. Rowe Price
       Prime Reserve Fund               --         --        --     6,257        --        --        --       6,257


     T. Rowe Price
       New Income Fund                  --         --        --        --     4,374        --        --       4,374


     T. Rowe Price
       Equity Income Fund               --         --        --        --        --     9,309        --       9,309


     T. Rowe Price
       Balanced Fund                    --         --        --        --        --       229        --         229

     Loans Receivable
       from Participants                --         --        --        --        --        --     1,294       1,294
                                   -------    -------   -------   -------   -------   -------   -------   ---------
  Net Assets of Plan
       Participants                $   312    $ 1,201   $ 5,379   $ 6,257   $ 4,374   $ 9,538   $ 1,294   $  28,355
                                   -------    -------   -------   -------   -------   -------   -------   ---------
                                   -------    -------   -------   -------   -------   -------   -------   ---------




See accompanying notes to financial statements.

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
             Statement of Changes in Net Assets of Plan Participants
                          Year Ended December 31, 1993
                             (Dollars in thousands)


                                 Control Data
                                   Systems    Ceridian            Money     Fixed
                                    Stock      Stock    Equity    Market    Income    Balanced   Loan
                                     Fund       Fund     Fund      Fund      Fund       Fund     Fund      Total
                                   -------    -------   -------   -------   -------   -------   -------   -------
Transfer from Evernet
    as of July 8, 1993
    (Footnote 2)                   $    --    $    --   $    --   $   454   $    --   $    --   $     2   $   456

Employee Contributions                  45         --     1,195     1,284       620     1,775        --     4,919

Interfund Transfers                    134       (259)    1,024      (911)       (5)       17        --        --

Loan Withdrawals                       (11)        (7)     (150)     (352)     (138)     (268)      926        --

Loan Repayments                          5         --       159       228       113       233      (738)       --

Interest on loans                        1         --        19        29        13        29        --        91

Investment Income:
    Dividends                           --         --       893        --        --       818        --     1,711
    Interest                            --         --        --       157       309        --        --       466
    Net Appreciation
    on Fair Market Value of
    Investments Including
    Realized Gains/Losses               16        232       552        --       115       669        --     1,584
                                   -------    -------   -------   -------   -------   -------   -------   -------

Total Investment Income                 16        232     1,445       157       424     1,487        --     3,761

Withdrawals by Participants            (17)       (85)     (819)     (804)     (490)   (1,019)      (30)   (3,264)
                                   -------    -------   -------   -------   -------   -------   -------   -------

Increase (Decrease) in
    Net Assets of Plan
    Participants                       173       (119)    2,873        85       537     2,254       160     5,963

Net Assets of Plan
    Participants,
    Beginning of Year                  312      1,201     5,379     6,257     4,374     9,538     1,294    28,355
                                   -------    -------   -------   -------   -------   -------   -------   -------
Net Assets of Plan
    Participants,
    End of Year                    $   485    $ 1,082   $ 8,252   $ 6,342   $ 4,911   $11,792   $ 1,454   $34,318
                                   -------    -------   -------   -------   -------   -------   -------   -------
                                   -------    -------   -------   -------   -------   -------   -------   -------




See accompanying notes to financial statements.

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
             Statement of Changes in Net Assets of Plan Participants
                       Five Months Ended December 31, 1992
                             (Dollars in thousands)


                                 Control Data
                                   Systems    Ceridian             Money    Fixed
                                    Stock      Stock    Equity     Market   Income    Balanced   Loan
                                     Fund       Fund     Fund       Fund     Fund       Fund     Fund      Total
                                   -------    -------   -------   -------   -------   -------   -------   -------
Transfer from Ceridian
    as of August 1, 1992
    (Footnote 2)                   $   216    $ 1,508   $ 4,132   $ 5,903   $ 4,218   $ 8,458   $ 1,383   $25,818

Contributions:
    Employee                             4         --       389       532       289       740        --     1,954
    Employer                             1         --        22        30        16        42        --       111
                                   -------    -------   -------   -------   -------   -------   -------   -------
                                         5         --       411       562       305       782        --     2,065
                                   -------    -------   -------   -------   -------   -------   -------   -------

Interfund Transfers                     83       (250)      177      (105)      (80)      175        --        --

Loan Withdrawals                        (1)        (7)      (29)     (102)      (21)      (60)      220        --

Loan Repayments                          1         --        45       101        36        87      (270)       --

Interest on loans                       --         --         9        15         7        13        --        44

Investment Income:
    Dividends                           --         --       511        --        --       388        --       899
    Interest                            --         --        --        72       110        --        --       182
    Net Appreciation (Depreciation)
    on Fair Market Value of
    Investments Including
    Realized Gains/Losses               10        (38)      216        --       (56)     (158)       --       (26)
                                   -------    -------   -------   -------   -------   -------   -------   -------

Total Investment Income (Loss)          10        (38)      727        72        54       230        --     1,055

Withdrawals by Participants             (2)       (12)      (93)     (189)     (145)     (147)      (39)     (627)
                                   -------    -------   -------   -------   -------   -------   -------   -------

Increase in
    Net Assets of Plan
    Participants                       312      1,201     5,379     6,257     4,374     9,538     1,294    28,355


Net Assets of Plan
    Participants, Beginning
    of Five Month Period                --         --        --        --        --        --        --        --
                                   -------    -------   -------   -------   -------   -------   -------   -------
Net Assets of Plan
    Participants,
    End of Five Month Period       $   312    $ 1,201   $ 5,379   $ 6,257   $ 4,374   $ 9,538   $ 1,294   $28,355
                                   -------    -------   -------   -------   -------   -------   -------   -------
                                   -------    -------   -------   -------   -------   -------   -------   -------




See accompanying notes to financial statements.

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements are prepared on an accrual basis.

     (b)  VALUATION OF INVESTMENTS

          Investments are stated at their fair market value. Investments in Control Data Systems, Inc. ("Control Data Systems" or the "Company") common stock are valued by reference to the National Association of Security Dealers Automated Quotations Stock Exchange listing. Investments in the Ceridian Corporation ("Ceridian") common stock are valued by reference to the New York Stock Exchange Composite Transaction listing. Investments in T. Rowe Price mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers.
          Loans receivable from participants are valued at unamortized principal plus accrued interest.

          Participant contributions are paid by the Company to T. Rowe Price Company (the "Trustee") on behalf of the participants in the amount by which each participant has elected to reduce eligible earnings. Contributions are paid to the Trustee as soon as administratively practicable after the date on which the participant would have otherwise received the eligible earnings. Any contributions or distributions outstanding at year end are shown as contributions receivable or distributions payable of the Plan.

          Interest and dividend income is recognized when earned.

          Purchases and sales of securities are recorded on a trade date basis. Net realized gains and losses are recognized by the Plan upon the sale of investments.

     (c)  PRESENTATION

          Certain 1992 amounts have been reclassified to conform to 1993 presentation.

(2)  DESCRIPTION OF THE PLAN

          The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

          The Plan is a defined contribution plan with funding coming from participant contributions and Company profit sharing contributions. Eligible employees (United States employees with nine hundred hours or more) may elect to contribute on a pretax basis, through payroll deductions, from one to seventeen percent of their annual compensation. Participant contributions are subject to an Internal Revenue Service maximum annual limit of $8,994 during 1993 and $8,728 during 1992. The Company contributed $110,941 during the five months ended December 31, 1992. No Company contributions were made for the year ended December 31, 1993. The Company may make contributions to the Plan even though the Company may not have current or retained earnings.

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992



(2)  DESCRIPTION OF THE PLAN, CONTINUED

          Control Data Systems is an independent public company established through the transfer by Ceridian, formerly named Control Data Corporation, of Ceridian's Computer Products business to the Company and the subsequent immediate spin-off of the Company from Ceridian as a stock dividend distribution to Ceridian stockholders. Holders of Ceridian common stock on July 29, 1992, the record date, received a dividend distribution of one share of Control Data Systems common stock for every four shares of Ceridian common stock. The spin-off was effective as of the close of business on July, 31, 1992. The Plan was adopted by the Board of Directors of the Company on July 28, 1992 and Plan assets were transferred from the Ceridian Personal Investment Plan effective August 1, 1992.

          On June 4, 1993, the Company acquired all of the outstanding capital stock of Evernet Systems, Inc. ("Evernet"), a privately held network systems integrator. Plan assets from Evernet's Systems, Inc. 401(k) Plan were transferred from Evernet Systems, Inc. effective July 8, 1993.

          Effective January 1, 1993, Metaphase Technology, Inc. ("Metaphase"), a joint venture of the Company, adopted the Company's Plan. Metaphase employees are able to participate in the Plan subject to Plan eligibility requirements.

          Effective January 1, 1993 the Plan was amended to allow the payment of Company profit sharing contributions to participants of the Plan and to no longer make matching employer contributions. If the Company achieves certain financial goals, the Company may contribute a profit sharing amount which will be contributed as a percentage of each participant's eligible compensation during the year. No profit sharing amounts were contributed by the Company during 1993.

          Participant contributions, including any earnings and gains attributed to such contributions, are fully vested. No forfeitures will occur pursuant to the Plan, as participants are immediately and fully vested
          in all contributions.   While the participant is employed by the
          Company and prior to age 59 1/2, withdrawals may be made only for "financial hardships" or "total disability", as defined by federal regulations. After age 59 1/2, participants may withdraw part or all of their accounts.

          Participants may borrow up to fifty percent of the portion of their accumulated participant contributions. All full-time participants who receive regular paychecks may apply for loans. The minimum loan is $1,000 and may not exceed the lesser of (i) $50,000 less the largest amount of loans outstanding to the participant during the preceding 12 months; or (ii) fifty percent of accumulated participant
          contributions.   The Plan allows participants to concurrently have
          three loans outstanding, only one of which can be a long term loan (six to ten years). Long-term loans must be used for the purchase of a primary residence. The interest rate for loans is specified by the Company's Retirement Committee (the "Administrator") and is based on the prime rate. Loans to participants were at an interest rate of 6 percent, at December 31, 1993 and 1992. The rate for new loans is subject to change on each January 1 and July 1.

          All expenses of administering the Plan as well as all brokerage commissions are paid by the Company.

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992



(3)  DESCRIPTION OF INVESTMENT OPTIONS

          Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of five investment options the Plan offers. Participants are not offered the option of investing in Ceridian Stock following the spin-off from Ceridian on July 31, 1992. Participants may elect contributions to be invested, in 10 percent increments, to the available investment options. A participant may transfer balances from one investment option to another within the Plan.

          (a) Control Data Systems Stock Fund - Funds are invested in common stock of Control Data Systems.

          (b) Ceridian Stock Fund - Funds are invested in common stock of Ceridian. After the spin-off from Ceridian, participants are no longer offered the option of making additional investments in the Ceridian Stock Fund.

          (c) Equity Fund - Funds are invested in the T. Rowe Price International Stock Fund, New Horizons Fund, or Capital Appreciation Fund. These are mutual funds which invest primarily in the common stock and bonds of a diversified group of small, rapidly growing companies.

          (d) Money Market Fund - Funds are invested in the T. Rowe Price Prime Reserve Fund, a money market fund.

          (e) Fixed Income Fund - Funds are invested in the T. Rowe Price New Income Fund, a mutual fund which invests in long, intermediate and short-term marketable debt securities of United States and foreign issuers.

          (f) Balanced Fund - Funds are invested in the T. Rowe Price Equity Income Fund or Balanced Fund. These are mutual funds which invest primarily in dividend paying common stock of established companies or in a diversified portfolio of common stocks and bonds.

          (g)  Loan Fund  - Loans receivable from participants.


(4)  CUSTODIAN OF INVESTMENTS

          Under the terms of the trust agreement dated July 31, 1992, between the Trustee and Control Data Systems, the Trustee holds, manages, and invests contributions, consistent with elections made by participants in the Company's Personal Investment Plan (the "Plan"), in the investment options selected by the Company's Retirement Committee to be available for investment under the Plan.

          The Trustee carries a banker's blanket bond in excess of $50,000,000 insuring against losses.

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992



(5)  NUMBER OF PARTICIPANTS

          The number of participants in each investment option as of December 31, 1993 and 1992 were as follows:


                                            1993      1992
                                            ----      ----
               Control Data Systems          599       690
               Ceridian Stock Fund           541       663
               Equity Fund                   949       716
               Money Market Fund             691       719
               Fixed Income Fund             539       589
               Balanced Fund                 942       882


          The total number of participants in the Plan was 1,231 and 1,173 at December 31, 1993 and 1992, respectively, which is less than the sum of the number of participants shown above because many were participating in more than one fund.

(6)  WITHDRAWALS

          Withdrawals under the Plan due to termination or retirement were $3,264,193 and $626,502 for the year ended December 31,1993 and during the five months ended December 31, 1992, respectively. During these same periods, loan withdrawals under the Plan were $925,900 and $220,000, respectively.

(7)  PLAN TERMINATION

          The Company, by action of its Board of Directors or other governing body, may terminate the Plan. All participants at the time of such termination shall be 100 percent vested in their accounts and shall be entitled to a benefit equal to the value of their accounts determined as of the valuation date following termination.

(8)  PARTY-IN-INTEREST TRANSACTIONS

          Transactions resulting in Plan assets being tranferred to or used by a related party are prohibited under the Pension Reform Act unless a specific exemption exists. Plan assets were invested in Company stock and T. Rowe Price funds during 1993 and 1992. T. Rowe Price Company and the Company are parties-in-interest with respect to the Plan. However, transactions between the Plan and T. Rowe Price Company and the Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 Section 408(b).

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992



(9)  INVESTMENTS EXCEEDING 5% OF PLAN ASSETS

          The following investments exceed 5% of Plan assets as of December 31, 1993 and 1992:


                                                 1993           1992
                                              Fair Value     Fair Value
                                                Amount         Amount
                                                ------         ------
          T.Rowe Price New Horizons Fund     $ 5,898,861    $ 4,837,476
          T.Rowe Price Prime Reserve Fund      6,341,497      6,257,056
          T.Rowe Price New Income Fund         4,910,682      4,374,357
          T.Rowe Price Equity Income Fund     11,251,886      9,309,083


(10) INCOME TAX STATUS

          The Plan's predecessor, the Ceridian Personal Investment Plan, has received a favorable determination letter of tax qualification dated March 7, 1984, from the Internal Revenue Service. The Company's attorneys are currently submitting application for a new favorable determination letter within the time frame specified by the IRS. The Plan administrator believes the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal, and in most states, state income tax purposes. Additionally, each participant's portion of earnings from the investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

                                                                 Schedule 1

               CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1993

                             (Dollars in thousands)


                                                                                             (e)
                                                                               (d)         Current
 (a)      (b) Identity of Issuer, Borrower             (c) Description         Cost         Value
------    -------------------------------------        ---------------     ----------     ----------
  *       Control Data Systems                         Common stock-
                                                       47,912 shares       $      493     $      485

          Ceridian Corporation                         Common stock-
                                                       56,953 shares              869          1,082


                                                       Mutual fund-
  *       T. Rowe Price New Horizons Fund              365,029 units            5,742          5,899
  *       T. Rowe Price International Stock Fund       137,199 units            1,422          1,668
  *       T. Rowe Price Capital Appreciation Fund      54,097 units               645            685


                                                       Mutual fund-
  *       T. Rowe Price Prime Reserve Fund             6,320,497 units          6,321          6,321


                                                       Mutual fund-
  *       T. Rowe Price New Income Fund                531,459 units            4,826          4,911


                                                       Mutual fund-
  *       T. Rowe Price Equity Income Fund             675,789 units           10,721         11,252
  *       T. Rowe Price Balanced Fund                  44,957 units               511            540

          Participant contributions receivable                                     --             21

          Participant loans                                 6% - 6%                --          1,454
                                                                           ----------     ----------

                                                                           $   31,550     $   34,318
                                                                           ----------     ----------
                                                                           ----------     ----------

*  Represents investment in party-in-interest




See independent auditors' report.

                                                                      Schedule 2

                CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PL

                       Schedule of Reportable Transactions

   Series of Transactions in the Same Security Which Exceed 5% of Plan Assets

                          Year Ended December 31, 1993

                             (Dollars in thousands)


    Identity of Party                      Total          Total          Total
        Involved/                      Dollar Value   Dollar Value       Cost         Net Gain
   Description of Asset                Of Purchases     of Sales       of Sales       or (Loss)
--------------------------             ------------   ------------   ------------   ------------

*T. Rowe Price
  New Horizons Fund                    $      2,600   $      1,770   $      1,643   $        127

*T. Rowe Price
  International Stock Fund                    1,301            225            208             17

*T. Rowe Price
  Prime Reserve Fund                          3,242          3,179          3,179             --

*T. Rowe Price
  New Income Fund                             1,487          1,067          1,049             18

*T. Rowe Price
  Equity Income Fund                          3,333          2,018          1,940             78


*  Represents investment in party-in-interest




See independent auditors' report.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees ( or other persons who administer the employee benefit plan ) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                              CONTROL DATA SYSTEMS, INC.
                              PERSONAL INVESTMENT PLAN





June 30, 1994                 By:  /s/ J. F. KILLORAN
                                   ------------------

                                       J. F. Killoran
                                   Vice President and Chief Financial Officer